Exhibit 99.1

DOMA Perpetual Capital Management LLC 3350 Virginia Street Suite 530 Miami, FL 33133

November 10th, 2025

To the Board of Directors of Pacira:

As you are aware, DOMA Perpetual has amended the 13D, stating our position regarding Pacira. Our ownership stake is now 6.8%.i We have also updated our intentions regarding our ownership. We continue to evaluate the possibility of substantially increasing our position in the future. Due to what we believe is management’s unrelenting underperformance, out-of-control spending, and lack of prudent ﬁnancial control, we now believe Pacira’s Board should immediately hire bankers and conduct a formal sales process for the business.

We ﬁnd Pacira’s continued lack of shareholder return unacceptable.ii The Board has allowed management to spend many millions of dollars in what we consider to be an ill-advised and wasteful manner, given Pacira’s ﬁnancial performance.iii Further, we believe it was a mistake for the Board to move the company’s headquarters across the country, burning cash on new and expensive oﬃces.iv As we see it, the executive stock-based compensation level is out of control relative to the company’s size. Full-year 2025 guidance indicates the stock-based compensation could amount to approximately 6% of Pacira’s market capitalization,v and year-to-date stock-based compensation is larger than the ﬁrm’s entire operating income.vi Our position is this represents a wholly irresponsible way to manage the company’s ﬁnances, and the Board must rectify this complete lack of prudent ﬁnancial conduct.

Pacira’s management team has been paid tens of millions of dollars for a business plan which delivered dismal ﬁnancial results and negative shareholder returns.vii Under current management, Zilretta sales have declined 2% year over year through Q3: another example of how poorly the business is being run.viii There are no justiﬁcations for why management and the Board should be allowed to continue to enrich themselves as they squander investors’ cash.

We believe a sale should be immediately pursued. Assuming a large buyer would likely cut all of the company’s SG&A and R&D spending and, modeling with high single digit revenue growth (which, under a much larger owner, we consider to be conservative, given the help of a larger sales teams, NOPAIN, and pricing power), the sum of those cash ﬂows is potentially more than $10 billion through patent expiration. With that knowledge, we estimate a deal at around $2.7 billion valuation would be very doable and could lead to a valuation of approximately $66/share or more, depending on the number of shares outstanding. A sale price of roughly $66 per share represents about three times the current level, but is only around 15 times 2027 projected earnings if management completes the buyback without delay.ix In our view, this is not a stretched valuation for an acquisition.

Why should investors tolerate minimal returns if Pacira’s assets, and Exparel in paricular, are worth more than three imes the current stock price?

Exparel is a great product, not only in terms of safety and eﬀectiveness, but also in the nature of the drug. The opioid epidemic in the US is costing the country billions of dollars and many thousands of lives.x Exparel is the leading non-opioid pain medication for use in surgical settings in the market.xi Under a larger company, the country may beneﬁt from a faster expansion of Exparel and the chance for the product to quickly become the standard of care. We believe Exparel not only helps medical providers deliver better, safer health care, it lowers the cost of that care. Moreover, it can serve a vital role in managing the country’s opioid epidemic.

In our experience, under current management, shareholders only get excuses. Pacira’s underperformance is plainly visible in the company’s ﬁlings, and we believe its lavish spending is not a prudent way to operate Pacira’s revenues have increased 3% year over year, however, expenditures are rising at an exponential rate: R&D increased 36% year over year and SG&A increased 25% SG&A year over year.xii In an April 17th press release, the company pledged a commitment to eﬃciency and margin expansion at the pre-tax income level, which has yet to materialize.xiii Following that public statement, management took the company to losses at the pretax income level in Q2 and barely any proﬁtability in Q3.xiv Management is not only underperforming, as shown in company sales and decreasing revenue guidance, but its out of control spending has left investors with marginal returns.xv Given these facts, we don’t see how management can continue to be trusted to generate shareholder return.

In addition to hiring bankers and conducting a formal sale process for the business, we assert these next steps should be taken:

1.	The Board and management must lay out a strategy to cut costs in order to enhance shareholder returns. Allowing spending to swell exponentially compared to revenue growth is ﬁscal recklessness. Moving forward, the company’s ﬁnances must be handled in a prudent manner.
2.	All M&A and new development programs that have not yet started must be put on hold. In prior private letters to the Board, we laid out how the Board destroyed shareholder value with the Flexion acquisition, an investment on which shareholders are still waiting to see any return. Before any further expansion of the pipeline, we believe the company should explore a sale.
3.	All free cash ﬂow must be used for buybacks. Management needs to ﬁnish the $300 million share repurchase without delay, and a new $300 million buyback should be issued immediately after completing the current buyback program. For as long as the company trades at a large discount to its intrinsic value, buybacks should be the main focus of capital allocation.

Before the end of Q1 2026, bankers should conclude the process of pursuing a sale. In that time, if the price of the stock and the company’s results have already reached the potential purchase price, then – and only then – the sale might be postponed or reconsidered.

Why would board members not want to maximize shareholder return and hire bankers after this very visible muli-year underperformance? The only explanation we can think of is that they want to continue to receive their compensation from the ﬁrm and they are willing to ignore their legal and ﬁduciary duties to shareholders. Choosing to ignore shareholders’ concerns and continuing to defend the persistent multi-year underperformance and lack of shareholder returns is, we believe, tantamount to breaching these duties.

We have been communicating with the Board via private and public letters for over a year. It was a diﬃcult process to get approval from this group for a simple, shareholder-friendly capital allocation framework, from which shareholders are now beneﬁting. It is obvious to us the $300 million share repurchase program and the smaller buyback before it materialized due to our consistent private and public demands.

In spite of the buyback announcement, the Board continues to dilute shareholders.xvi The Board’s decision to essentially print money by issuing shares, without shareholder approval for each increase, was another blow to stakeholders. Further, the Board’s actions demonstrate a critical lack of understanding of basic ﬁnancial concepts. We think it is common ﬁscal sense that a company should not issue a convertible bond at the lowest valuation in its history when the business maintains plenty of free cash ﬂow. In our view, the Board has yet to take action to protect shareholders’ interests or to create any tangible shareholder value, despite it being a core duty and obligation of all board members.

Management and the Board cannot be allowed to continue to collect millions of dollars in compensation from shareholders while continuing to underperform.xvii Pacira has spent nearly two years under the new CEO’s management and almost a year under NOPAIN coverage of Exparel. We have watched as the opportunity has been critically mismanaged. Pacira’s stock valuation is hovering near an all-time low, coupled with an absence of any ﬁnancial or stock price returns.xviii As large stakeholders, we are tired of Pacira’s unrelenting underperformance and management’s continued excuses; shareholders have suﬀered enough.

Sincerely,

Pedro Escudero

CEO & CIO

DOMA Perpetual Capital Management LLC

Disclaimer

This letter has been prepared by DOMA Perpetual Management LLC and its afiliates (“DOMA”). The views expressed herein reﬂect the opinions of DOMA and are based on publicly available information with respect to Pacira Biosciences Inc. (“Pacira Biosciences, Inc.” or the “Company”). DOMA recognizes that there may be conﬁdential information in the possession of the Company that could lead it or others to disagree with DOMA’s conclusions. DOMA reserves the right to change or modify any of such views or opinions at any time and for any reason and expressly disclaims any obligation to correct, update, or revise the information contained herein or to otherwise provide any additional materials.

For the avoidance of doubt, this press release was not produced by any person that is affiliated with Pacira Biosciences Inc., nor was its content endorsed by Pacira Biosciences Inc. This press release is provided merely as information and is not intended to be, nor should it be construed as, an offer to sell or a solicitation of an offer to buy any security nor as a recommendation to purchase or sell any security. One or more funds managed by DOMA currently beneﬁcially owns shares of the Company.

Some of the materials in this press release contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “potential,” “could,” “opportunity,” “estimate,” “plan,” “once again,” “achieve,” and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on DOMA’s current expectations, speak only as of the date of these materials and involve risks, uncertainties and other factors that may cause actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of DOMA.

i Pacira BioSciences, Inc. Schedule 13D https://investor.pacira.com/static-ﬁles/c8ab0563-7208-40ce-912f-9be1a41c585b

ii Bloomberg Database, DOMA Perpetual Internal Calculations

iii Pacira BioSciences, Inc. Company Filings

iv Pacira BioSciences, Inc. (2025, May 8). Pacira BioSciences reports ﬁrst quarter 2025 ﬁnancial results. GlobeNewswire. https://www.globenewswire.com/news-release/2025/05/08/3077657/0/en/Pacira-BioSciences-Reports-First-Quarter-2025-Financial-

Results.html

v Pacira BioSciences, Inc. Company Filings, DOMA Perpetual Internal Calculations

vi Pacira BioSciences, Inc. Company Filings, DOMA Perpetual Internal Calculations

vii Pacira BioSciences, Inc. Proxy Materials, DOMA Perpetual Internal Calculations

viii Pacira BioSciences, Inc. Company Filings

ix Bloomberg Database, DOMA Perpetual Internal Calculations

x The White House. (2025, March 26). The staggering cost of the illicit opioid epidemic in the United States. https://www.whitehouse.gov/articles/2025/03/the-staggering-cost-of-the-illicit-opioid-epidemic-in-the-united-states/

xi Pacira BioSciences, Inc. (2025). EXPAREL® (bupivacaine liposome injectable suspension). https://www.pacira.com/therapies/exparel/

xii Pacira BioSciences, Inc. Company Filings, DOMA Perpetual Internal Calculations

xiii Pacira BioSciences, Inc. (2025, April 17). Pacira BioSciences reaﬃrms commitment to enhancing value for all shareholders [Press release]. https://investor.pacira.com/news-releases/news-release-details/pacira-biosciences-reaﬃrms-commitment-enhancing-value-all

xiv Pacira BioSciences, Inc. Company Filings

xv Pacira BioSciences, Inc. Company Filings

xvi Pacira BioSciences, Inc. SEC Filing Form S-8. https://investor.pacira.com/node/18601/html

xvii Pacira BioSciences, Inc. Proxy Filings, DOMA Perpetual Internal Calculations

xviii Bloomberg Database, DOMA Perpetual Internal Calculation